SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                           Digital Data Networks, Inc.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                   253839 10 4
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                                 (CUSIP Number)


                               James F. Biagi, Jr.
                          701 Fifth Avenue, Suite 2800
                            Seattle, Washington 98104
                                 (206) 587-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 2004
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 253839104
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

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   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  James F. Biagi, Jr.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)   [   ]
                                                                  (b)   [   ]
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*

         OO

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                              [   ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
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---------------------- ------- ------------------------------------------------

  NUMBER OF SHARES       7     SOLE VOTING POWER             405,080
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       ------- ------------------------------------------------
                       ------- ------------------------------------------------

                         8     SHARED VOTING POWER                        0
                       ------- ------------------------------------------------
                       ------- ------------------------------------------------

                         9     SOLE DISPOSITIVE POWER        405,080
                       ------- -----------------------------------------------
                       ------- -----------------------------------------------

                        10     SHARED DISPOSITIVE POWER                   0
---------------------- ------- ------------------------------------------------
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  405,080
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [   ]
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.4%
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  14     TYPE OF REPORTING PERSON*

         IN

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

Item 1.       Security and Issuer.
              -------------------
              The securities covered by this Schedule 13D are shares of common stock, no par value (the "Common Stock") of Digital Data Networks, Inc., a Washington corporation (the "Company"). The Company's principal executive offices are located at 3102 Maple Avenue, Suite 230, Dallas, Texas 75201.

Item 2.       Identity and Background.
              -----------------------

              (a) This statement on Schedule 13D is being filed by James F.
                  Biagi, Jr., an individual ("Mr. Biagi");

              (b) The address of Mr. Biagi is 701 Fifth Avenue, Suite 2800,
                  Seattle, Washington 98104;

              (c) Mr. Biagi's occupation is an attorney and private investor;

              (d) Mr. Biagi has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

              (e) Mr. Biagi has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

              (f) Mr. Biagi is a U.S. citizen.


Item 3.      Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

              On January 30, 2004, Mr. Biagi acquired 250,134 shares of Common Stock (the "Shares") from the Company, as compensation for 2003 Board fees, and 2004 Board fees relating to the services provided by Mr. Biagi and other Board members in connection with the Company's proposed merger with i2 Telecom International, Inc. The sum of the Shares and the shares of Common Stock previously acquired by Mr. Biagi exceeded 5% of the Common Stock outstanding, necessitating this filing. Mr. Biagi received registration rights from the Company for 30% of the Shares, under certain terms and conditions.

Item 4.      Purpose of Transaction.
             ----------------------

              Mr. Biagi acquired the Shares as an investment. Mr. Biagi has no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item. Any decision by Mr. Biagi in the future to acquire or dispose of equity in the Company, or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

              (a) As of the date hereof, Mr. Biagi beneficially owns 405,080 shares of the Company's Common Stock. The 405,080 shares owned by Mr. Hussey represent 10.4% of the 3,896,845 shares of Common Stock that the Company had outstanding on the date of this Schedule 13D;

              (b) Number of shares as to which Mr. Biagi has:
                     sole power to vote or direct the vote:             405,080
                     shared power to vote or direct the vote:                 0
                     sole power to dispose or direct the disposition:   405,080
                     shared power to dispose or direct the disposition:       0

              (c) Other than the transactions set forth herein, Mr. Biagi has not engaged in any transactions in the Common Stock within the past 60 days;

              (d) Not applicable;

              (e) Not applicable.

Item  6. Contracts, Arrangements, Understandings or Relationships With
         Respect to Securities of the Issuer.
         ----------------------------------------------------------------------

              Mr. Biagi has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

              None.


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:             February 17, 2004.


SIGNATURE:   /s/James F. Biagi, Jr.
             -----------------------
             Mr. James F. Biagi, Jr.